VEON February 28, 2022 FY2021 RESULTS BEAT REVENUE & EBITDA GUIDANCE NET PROFIT RISES TO USD 801 MILLION

2 2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

3 3 DISCLAIMER This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2021 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, net debt, equity free cash flow (after licenses), capex, capex intensity, local currency trends and ARPU) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long-term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities.

4 4 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

5 5 QUARTERLY IMPROVEMENT CONTINUES, 2021 RESULTS BEAT GUIDANCE Note: The comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1st July 2021 in line with the requirements of IFRS 5. The FY19 EBITDA growth excludes the Ericsson settlement * FY 2021 Guidance High single-digit local currency revenue growth* Minimum 8% local currency EBITDA growth* Capex intensity 22-24%* EBITDA $3,332mn +8.9% local currency +5.7% reported CAPEX INTENSITY -1.2 P.P. YOY Local currency YoY growth, % Local currency YoY growth, % +5.3% reported+6.8% reported 23.4% 4.2% -1.4% 10.1% FY19 FY20 FY21 21.2% 24.6% 23.4% FY19 FY20 FY21 SERVICE REVENUE $7,147mn +8.6% local currency TOTAL REVENUE +10.1% local currency $7,788mn 9.6% -11.0% 8.9% FY19 FY20 FY21 Capex intensity, %

4G EXPANSION DRIVES CUSTOMER ENGAGEMENT & DATA REVENUES

VEON

Growth in customer base

203.6mn subscribers
+4.4% YoY

Network rollout focused on speed and quality

96,000 4G Sites
+19.5% YoY

Steady growth in 4G

97.3mn 4G Users
+29.9% YoY

47.8% 4G penetration
+9.4pp YoY

Expanding customer engagement

Doubleplay/Multiplay 4G customers and share of revenues
(MAU million and %)



39.0%
49.4%
58.5%
33.7
46.6
61.3
FY19
FY20
FY21

+31.5% Doubleplay/Multiplay 4G customers, YoY

Healthy growth in data and digital revenues[1]

Data and digital revenues and YoY trends
(USD million and %)



+20.2%
+13.9%
+18.2%
2,383
2,488
2,867
FY19
FY20
FY21

+18.2% Data and digital revenues YoY growth in local currency

6

1. Data and digital revenues include mobile data revenue as well as revenues from mobile financial services and mobile TV/video entertainment

Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1st July 2021 in line with the requirements of IFRS 5

7 7 4Q21 LOCAL CURRENCY PORTFOLIO PERFORMANCE Robust growth across our countries +7.7% Revenue +4.3% EBITDA +13.7% Revenue +14.8% EBITDA +21.1% Revenue +10.1% EBITDA +12.5% Revenue +8.7% EBITDA +8.3% Revenue +12.8% EBITDA +10.7% Revenue +35.7% EBITDA +11.1% Revenue +24.1% EBITDA +8.2% Revenue n.m. EBITDA +27.2% Norm. EBITDA1 RUSSIA PAKISTAN KAZAKHSTAN UKRAINE BANGLADESH UZBEKISTAN GEORGIA KYRGYZSTAN 1. Kazakhstan Normalized EBITDA is adjusted for the one-off gain in 4Q20 related to a government grant for radio frequency taxes as detailed in the 4Q21 Earnings Release

8 8 RUSSIA Positive momentum in service revenue and EBITDA continues 1. 4G penetration in Russia - % of Active 4G data users in total 3 months active customer base excluding machine-to-machine (M2M) connections 64.4 62.9 67.1 4Q19 4Q20 4Q21 SERVICE REVENUE AND YOY TRENDS (RUB Billion and %) -2.3% +6.6%SERVICE REVENUE 67.1bn +6.6% 21.1bn -27.5% RUB RUB 4Q21 RESULTS YOY TRENDS CAPEX • Acceleration in service revenue supported by higher data consumption and B2B segment • Improving revenue trend supports +4.3% YoY growth in EBITDA • Regional network rollout drives improved 4G quality and coverage • Acquisition of DataFort expands portfolio of cloud services for business customers • Successful conclusion of tower transaction -4.6%TOTAL REVENUE 77.5bn 27.3bn RUB +7.7% EBITDA +4.3% RUB 32% 40% 47% 57% 65% 72% 4Q19 4Q20 4Q21 Share of monthly active users Revenue share 4G USERS AND PENETRATION1 (3 month active, million and %) DOUBLEPLAY AND MULTIPLAY 4G CUSTOMERS 20.4 22.6 25.5 39% 48% 55% 4Q19 4Q20 4Q21

9 9 UKRAINE Offer evolution and network expansion support solid revenue growth • Sixth consecutive quarter of double-digit revenue YoY growth • 4G user base up by 2.8 million (+30.5% YoY), 3,400 new 4G sites added to network • ARPU increased by 10.3% YoY supported by tariff adjustments • Good EBITDA performance notwithstanding c.80% YoY growth in electricity tariffs • Partnership with Alfa-Bank: 379k MAU of Kyivstar subs engage with Sense Superapp 4G USERS AND PENETRATION (3 month active, million and %) REVENUE AND YOY TRENDS (UAH Billion and %) 4Q21 RESULTS YOY TRENDS SERVICE REVENUE +12.2% CAPEX UAH 7.5bn 5.8 6.7 7.5 4Q19 4Q20 4Q21 7.2 9.3 12.1 27% 36% 46% 4Q19 4Q20 4Q21 +16.1% +15.2% +12.5% 1.8bn +45.7% UAH TOTAL REVENUE 7.5bn 4.8bn UAH +12.5% EBITDA +8.7% UAH 23% 32% 42% 35% 47% 58% 4Q19 4Q20 4Q21 Share of monthly active users Revenue share DOUBLEPLAY AND MULTIPLAY 4G CUSTOMERS

10 10 PAKISTAN Strong momentum in 4G customer base growth continues • Data revenue +20.6% YoY, driven by growth in usage (+12.8% YoY) & customers (+15.6% YoY) • 4G customer base penetration reaches 48.3% (+10.6 p.p. YoY) • 4G double/multiplay customers growth driven by financial and entertainment digital services • Jazz recognized as the Telecom Sector’s Most Preferred Employer • JazzCash introduced online shopping experience on its mobile app 4G USERS AND PENETRATION (3 month active, million and %) REVENUE AND YOY TRENDS (PKR Billion and %) 4Q21 RESULTS YOY TRENDS SERVICE REVENUE 53.6bn +12.1% 13.9bn +13.0% PKR PKR 50.5 52.3 59.4 4Q19 4Q20 4Q21 15.5 25.0 35.0 26% 38% 48% 4Q19 4Q20 4Q21 +13.7% CAPEX +1.9% +3.6% TOTAL REVENUE 59.4bn 26.6bn PKR +13.7% EBITDA +14.8% PKR 14% 21% 27% 29% 41% 52% 4Q19 4Q20 4Q21 Share of monthly active users Revenue share DOUBLEPLAY AND MULTIPLAY 4G CUSTOMERS

11 11 KAZAKHSTAN Third consecutive quarter of YoY revenue growth above 20% • Strong momentum in 4G customer base growth continues with 4G penetration reaching 64% • Expanding digital services: BeeTV 376k MAU (+48.6% YoY) & izi 84k monthly active subs (2.2x YoY) • Broadening the Simply user base to 642,000 with 41% non-Beeline customers • Executing strongly on 250+ project, 644 rural settlements with c.823k people connected in 2021 1. Kazakhstan Normalized EBITDA is adjusted for the one-off gain in 4Q20 related to a government grant for radio frequency taxes as detailed in the 4Q21 Earnings Release 4G USERS AND PENETRATION (3 month active, million and %) REVENUE AND YOY TRENDS (KZT Billion and %) 4Q21 RESULTS YOY TRENDS SERVICE REVENUE 63.1bn +19.9% 28.6bn +37.0% KZT KZT 45.5 54.5 66.0 4Q19 4Q20 4Q21 4.2 5.2 6.3 41% 54% 64% 4Q19 4Q20 4Q21 31% 42% 54% 53% 65% 75% 4Q19 4Q20 4Q21 Share of monthly active users Revenue share +12.8% +19.8% +21.1% CAPEX TOTAL REVENUE 66.0bn 35.8bn KZT +21.1% EBITDA +10.1% KZT +27.2% norm.1 DOUBLEPLAY AND MULTIPLAY 4G CUSTOMERS

12 12 BANGLADESH Growth in data users support solid financial performance • Double digit EBITDA growth supported by increase in data users & usage • Continued nation-wide network roll-out, adding 1,900 new 4G sites • Self-care app MAU +78.6% YoY to 3.1 million • Toffee users up 2.6 times YoY with a 1.4 times increase in watch sessions • Banglalink named the 2021 Award Winner for fastest carrier by Ookla 4G USERS AND PENETRATION (3 month active, million and %) DOUBLEPLAY AND MULTIPLAY 4G CUSTOMERS REVENUE AND YOY TRENDS (BDT Billion and %) 4Q21 RESULTS YOY TRENDS TOTAL REVENUE 12.3bn SERVICE REVENUE 5.2bn BDT BDT +8.3% +8.4% 12.1bn 3.0bn 11.1 11.4 12.3 4Q19 4Q20 4Q21 3.8 8.0 12.0 11% 24% 34% 4Q19 4Q20 4Q21 5% 13% 20% 13% 26% 40% 4Q19 4Q20 4Q21 Share of monthly active users Revenue share +1.2% +2.4% +8.3% EBITDA CAPEX -28.0% BDT +12.8% BDT

OUR OTHER COUNTRIES SHOW UPBEAT KPIs

Beeline VEON

UZBEKISTAN

- 10.7% YoY growth in total revenue[1]
- 38.7% YoY growth in 4G users
- 47.1% YoY growth in Double- and Multiplay 4G users
- 33.0% YoY growth in data usage
- 16.6% YoY growth in data revenue[1]

GEORGIA

- 11.1% YoY growth in total revenue[1]
- 19.1% YoY growth in 4G users
- 37.2% YoY growth in Double- and Multiplay 4G users
- 20.9% YoY growth in data usage
- 11.1% YoY growth in data revenue[1]

KYRGYZSTAN

- 8.2% YoY growth in total revenue[1]
- 16.7% YoY growth in 4G users
- 18.4% YoY growth in Double- and Multiplay 4G users
- 19.8% YoY growth in data usage
- 2.8% YoY growth in data revenue[1]

13

1. Total revenue and data revenue YoY trend refers to local currency

14 14 RE AD PAY ARPU Multiple Churn Impact 1440 DIGITAL OPERATOR Growing customer engagement and retention 1.0x 3.3x 4.3x SP Voice 2play 4G Multiplay 1.0x 0.6x 0.3x SP Voice 2play 4G Multiplay 19.5% 27.1% 34.4% 43.8% 53.1% 61.6% 4Q19 4Q20 4Q21 Share of monthly active users Revenue share Doubleplay and Multiplay 4G customers Notes: SP Voice – Singleplay voice customers, 2play 4G – Doubleplay 4G customers, Multiplay – Multiplay 4G customers

DIGITAL PRODUCTS AND PARTNERSHIPS
Executing on our Digital Operator Strategy

VEON

FINTECH

JAZZCASH
15.2mn Monthly active users, +24.9% YoY
130.8k Monthly active merchants, 2.3 times YoY

FINTECH APP RUSSIA
194.1k Monthly active users, +2.7 times YoY
144.4k Credit cards issued, +91.4% YoY

SENSE
379k Monthly active Kyivstar subscribers, +28.6% QoQ

ENTERTAIN= MENT

TOFFEE
6.4mn Monthly active users, +2.6 times YoY
101.6mn Sessions, 1.4 times YoY

BEELINE TV RUSSIA
3.1mn Monthly active users, +11.8% YoY

TAMASHA
1.2mn Monthly active users, +72.4% YoY

SELF-CARE

JAZZ WORLD
9.8mn Monthly active users, +26.2% YoY

MY BL
3.1mn Monthly active users, +90.4% YoY

MY BEELINE RUSSIA
9.6mn Monthly active users, +8.7% YoY

Global and local partnerships: BIMA, Payoneer, VISA, Yandex

15

16 16 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

17 17 2021 RESULTS SET A STRONG BASE FOR THE MEDIUM TERM Back to profitable growth Capex intensity trending lower to 23.4% from 24.6% Positive equity free cash flow performance $421mn$1,826mn EQUITY FREE CASH FLOW CAPEX +1.8% YoY Improving EBITDA trend EBITDA $3,332mn +8.9% YoY local currency +5.7% YoY reported $801mn NET INCOME $(315)mn in FY 20 +38.0% YoY Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1st July 2021 in line with the requirements of IFRS 5. The Algerian operations do not contribute to the comparison base and the actual reported numbers, other than in net income. Strong revenue momentum +6.8% reported TOTAL REVENUE +10.1% local currency $7,788mn

4Q21 HIGHLIGHTS
Improving revenue performance for the group

VEON

4Q21 results YoY trends

TOTAL REVENUE
$2.052bn
+11.1% local currency
+12.2% reported

SERVICE REVENUE
$1.864bn
+10.3% local currency
+11.4% reported

DATA REVENUE
$698mn
+16.8% local currency
+17.2% reported

REVENUE IN 4Q21
(USD million)



1,067
341
282
154
143
51
22
-7
2,052
Russia
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Georgia and Kyrgyzstan
Eliminations
Group
Local currency YoY growth
7.7%
13.7%
12.5%
21.1%
8.3%
10.7%
9.5%
11.1%

- Double digit YoY growth in total revenue on both local currency and reported bases
- Strong quarter across the board with YoY revenue growth in all countries
- Encouraging improvement in Russian service revenue growth
- Strong 4G adoption, customer growth and increase in demand for data

18

Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1st July 2021 in line with the requirements of IFRS 5

4Q21 EBITDA AND NET INCOME

Operating leverage gaining traction

VEON

4Q21 results YoY trends

EBITDA
$827mn
+9.5%
+11.0% norm.[1]
local currency
+10.6% reported

EBITDA MARGIN
40.3%
-0.1p.p. norm.[1]
local currency
-0.6p.p. reported

NET INCOME
$341mn
$35mn
in 4Q20

EBITDA IN 4Q21
(USD million)



376
181
153
83
61
22
7
-57
827
Russia
Ukraine
Pakistan
Kazakhstan
Bangladesh
Uzbekistan
Georgia and Kyrgyzstan
HQ and eliminations
Group

	Russia	Ukraine	Pakistan	Kazakhstan	Bangladesh	Uzbekistan	Georgia and Kyrgyzstan	HQ and eliminations	Group
Local currency YoY growth	4.3%	8.7%	14.8%	10.1%	12.8%	35.7%	n.m.		9.5%
Normalized YoY growth[1]				27.2%					11.0%

- Continued focus on cost efficiency across the Group
- Strong EBITDA performance
- Tangible benefits from Project Optimum expected in 2022

1. Normalized EBITDA is adjusted for the one-off gain in Kazakhstan in 4Q20 related to a government grant for radio frequency taxes as detailed in the 4Q21 Earnings Release

Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1st July 2021 in line with the requirements of IFRS 5. The Algerian operations do not contribute to the comparison base and the actual reported numbers, other than in net income.

19

20 20 BRINGING PROJECT ‘OPTIMUM’ TO FULL LIFE Direct costs c.$2.2bn Indirect costs c.2.3bn 28% Interconnect and other service costs 10% Sale commissions and expenses 11% Devices and accessories 20% Technology costs 19% Human Resources 12% Other indirect costs FY 2021 17% HQ costs reduction, YoY $4.5bn Total costs FY 2024 ambitions 3 p.p. EBITDA margin improvement $250mn Annual run rate savings

4Q21 CAPEX
Focused execution

VEON

4Q21 results YoY trends

CAPEX
$566mn
-12.1%

CAPEX INTENSITY
23.4%
last twelve months
-1.2p.p.

CAPEX IN 4Q21
(USD million)



290
79
68
66
35
14
13
1
566
Russia
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Georgia and Kyrgyzstan
HQ and eliminations
Group

- Strong rollout across key markets
- Prioritising further expansion of 4G network
- Investments in data centers to expand digital capabilities
- Capex intensity declines as revenue growth improves

21

Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1st July 2021 in line with the requirements of IFRS 5

22 22 4Q21 NET DEBT Derisking our balance sheet with strong liquidity • Total cash USD 2.3 billion • Undrawn committed credit lines of USD 1.5 billion • Average cost of debt 6.9%, up 100bp YoY driven by increased cost of RUB debt • Average debt maturity 3.3 years (+0.1 vs 3Q21) • Debt cost reflects blended rate of borrowings, mainly USD, RUB and PKR (USD cost 5.01%) • In 4Q21 VEON concluded RUB 90bn of new RUB loans • Sale of towers in Russia has a USD 131 million positive impact on VEON net debt 1. Excluding cash and cash deposits from our banking operations in Pakistan 4Q21 (QoQ trends) LEVERAGE 2.44x 0.07x lower NET DEBT (excl. lease liabilities)1 $5.4bn GROSS DEBT $10.3bn +7.4% NET DEBT1 $8.1bn -0.4%

23 23 FY21 EQUITY FREE CASH FLOW Positive equity free cash flow performance • Equity Free Cash Flow +38% YoY to USD 421 million • License payments in the year of USD 87 million • Positive Equity Free Cash Flow (after licenses) of USD 334 million EQUITY FREE CASH FLOW GENERATION IN FY 2021 (USD million) 3,332 421 334 LicencesEBITDA Capex, excl. licenses Net interest Movements in provisions Lease liabilities payments Net tax paid Working capital Other Equity Free Cash Flow Equity Free Cash Flow (after licenses) -1,826 -603 -331 -289 -1 53 86 -87

24 24 No guidance for 2022 is provided, given current context FY21 Guidance FY 2021 Actual Total Revenue High single-digit local currency growth +10.1% YoY in local currency EBITDA Minimum 8% local currency growth +8.9% YoY in local currency Capex intensity 22-24% 23.4% VEON Dividend Policy : At least 50% Equity FCF post spectrum if leverage =< 2.4x post IFRS16 • FY21 2.44x Net Debt/EBITDA ratio is in our comfort zone area, but outside our dividend policy limit • Current context suggests further deleverage to strengthen Group financial position • Moving forward we will be building sustainable dividend capacity for the future OUTLOOK 2021 performance provides solid base for the medium term

25 25 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

SOLID EXECUTION IN 2021
Promises made, results delivered

VEON

	Promise	Result
1	4G network rollout	47.8% 4G penetration, +9.4p.p. YoY
2	Russia back to YoY growth	4Q21 local currency revenue +7.7% YoY and Service revenues +6.6% YoY
3	Double-digit growth in Ukraine, Pakistan and Kazakhstan	FY21 revenue +16.1% YoY in aggregate in local currency
4	Build digital scale through targeted verticals	Toffee MAU 2.6 times YoY, JazzCash MAU +24.9% YoY 4G Doubleplay and Multiplay subscribers +31.5% YoY
5	Optimize capital structure and streamline portfolio	Acquisition of minority stakes in Pakistan and Georgia Exercise of put option in Algeria
6	Focus on cost efficiencies	Progress on Project Optimum: 17% YoY HQ cost reduction achieved in 2021
7	Create tower business units, country by country to grow efficiencies, alliances and value	Concluded sale of Russia tower assets, tower companies in Ukraine and Pakistan are already established

26

27 27 Q&A

28 28 THANK YOU! VEON ir@veon.com Tel: +31 (0)20 79 77 200

29 29 APPENDIX

30 30 FINANCIAL RESULTS Group capital structure as of 31 December 2021 LEGEND: USD RUB PKR BDT UAH DZD EUR OTHER CASH CURRENCY MIX1,2 NET DEBT CURRENCY MIX (EXCLUDING LEASES AFTER HEDGING3,4) GROSS DEBT CURRENCY MIX (EXCLUDING LEASES) 1. Cash and cash equivalents include an amount of USD 98 million relating to banking operations in Pakistan 2. For Q4 2021 the amount of USD debt converted to RUB via FX forwards amounted to USD 90 million 3. For Q4 2021 the RUB cash converted to USD via FX forwards amounted to USD 400m 4. Net debt currency mix does not include USD 98 million relating to banking operations in Pakistan DEBT MATURITY SCHEDULE (USD Billion) 0.55 1.48 0.94 2.31 0.98 1.29 0.02 0.03 2022 2023 2024 2025 2026 2027 2028 >2028 USD RUB PKR BDT EUR KZT UAH 51% 42% 7% 4% -4% 58% 30% 7% 4% 1% USD 7.6bn 71% 4% 10% 3% 3% 3% 2% 4% Total Gross debt USD 10.3bn Total Net debt USD 8.1bn TOTAL LIQUIDITY USD 3.7 BN USD 2.3bn USD 5.4bn

31 31 FINANCIAL RESULTS* Recent debt transactions extend maturity profile 4Q21 COST OF CORPORATE DEBT 6.9%, 100 bps HIGHER THAN 4Q20 • VEON Finance Ireland Designated Activity Company (DAC) signed two Term Facilities Agreement with Alfa-Bank and Sberbank of RUB 45 billion each (USD 1.2 billion) which included a fixed rate and a floating rate tranche • VEON Holdings B.V. repaid RUB 45 Billion (USD 606 million) of outstanding loans to Alfa-Bank • VEON Holdings B.V. repaid RUB 45 Billion (USD 606 million) of outstanding loans to Sberbank AVERAGE COST OF DEBT (%) AVERAGE MATURITY OF DEBT (in years) 6.1% 5.9% 5.9% 6.1% 6.3% 6.9% 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 2.8 3.5 3.4 3.3 3.2 3.3 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 * USD amounts based on USD/RUB =74.2926

32 32 DEBT BY ENTITY1 1. Excluding lease liabilities 2. As of December 2021, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by USD 13 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements 31 DECEMBER 2021 (USD MILLION EQUIVALENT) Outstanding debt Type of debt Entity Bonds Loans Cash-pool overdrafts2 and other Total VEON Holdings B.V. 5,102 404 - 5,506 VEON Finance Ireland DAC - 1,211 - 1,211 Pakistan Mobile Communications Limited - 497 2 499 Private Joint Stock Company Kyivstar - 255 1 256 Banglalink Digital Communications Ltd. - 46 - 46 Other 9 55 13 77 Total 5,111 2,468 16 7,595 Total excl. HQ cash pool overdrafts 7,582

33 33 1. 4G penetration - % of Active 4G data users in total 3 months active customer base (excluding M2M) 69.6 71.9 68.4 69.6 75.3 77.5 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 27.7 26.2 26.8 26.3 28.2 27.3 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 REVENUE (RUB Billion) EBITDA (RUB Billion) 4G USERS AND PENETRATION1 (Million and %) 21.7 22.6 23.1 24.2 25.4 25.5 46% 48% 49% 51% 53% 55% 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 DIGITAL PRODUCTS Beeline TV MAU FinTech app MAU DIGITAL OPERATOR Self-care app MAU 9.6mn (+8.7% YoY) INFRASTRUCTURE # of 4G sites 49.3k (+15.3% YoY) 3.1mn (+11.8% YoY) 194k (2.7 times YoY)4G population coverage ARPU89% (+1.0p.p. YoY) RUB375 (+6.2% YoY) Data Usage per subscriber 14.7Gb (+38.6% YoY) Big Data & AdTech Revenue Growth 4.3 times YoY +7.7% YoY +4.3% YoY Total mobile subscribers # of sites 62.1k 49.4mn 4G Double/ Multiplay MAU 17.1mn RUSSIA Positive momentum in service revenue and EBITDA continues

34 34 UKRAINE Offer evolution and network expansion support solid revenue growth REVENUE (UAH Billion) EBITDA (UAH Billion) 4G USERS AND PENETRATION (Million and %) DIGITAL PRODUCTS Kyivstar TV MAU FinTech app MAU DIGITAL OPERATOR Self-care apps MAU1 3.9mn (+34.5% YoY) INFRASTRUCTURE # of 4G sites 13.3k (+35.1% YoY) 690k (+59.6% YoY) 697k (+18.3% QoQ)4G population coverage ARPU90.3% (+4.3p.p. YoY) UAH88 (+10.3% YoY) Data Usage per subscriber 7.1Gb (+19.9% YoY) Total mobile subscribers # of sites 12.8k 26.2mn 4G Double/ Multiplay MAU 9.0mn Big Data & AdTech Revenue Growth 2.4 times YoY +12.5% YoY +8.7% YoY 6.5 6.7 6.8 7.1 7.3 7.5 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 4.4 4.5 4.7 4.8 4.9 4.8 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 8.8 9.3 9.7 10.3 11.6 12.1 34% 36% 38% 40% 44% 46% 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1. Self-care app MAU includes users of “MyKyivstar” app and KyifStar subscribers using Sense Superapp. Alfa-Bank’s Sense Superapp was launched in 2H21 in partnership with Kyivstar

35 35 EBITDA1 (PKR Billion) PAKISTAN Strong momentum in 4G customer base growth continues 1. 3Q20 EBITDA was positively impacted by a reversal of a provision (PKR 8.6 billion) 2. Includes users who are active in more than one application +13.7% YoY +14.8% YoY REVENUE (PKR Billion) 4G USERS AND PENETRATION (Million and %) DIGITAL PRODUCTS JazzCash MAU Entertainment apps MAU2 DIGITAL OPERATOR Self-care app MAU 9.8mn (+26.2% YoY) INFRASTRUCTURE # of 4G sites 12.5k (+13.2% YoY) 15.2mn (+24.9% YoY) 4.0mn (+64.5% YoY)4G population coverage ARPU65% (+6.0p.p. YoY) PKR246 (+1.9% YoY) Data Usage per subscriber 4.7Gb (+12.8% YoY) 22.8 23.2 24.7 24.8 28.4 26.6 31.4 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 50.7 52.3 55.0 57.2 57.3 59.4 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 22.2 25.0 28.7 30.8 33.8 35.0 35% 38% 41% 44% 47% 48% 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 Total mobile subscribers # of sites 14.3k 72.6mn 4G Double/ Multiplay MAU 16.7mn

36 36 EBITDA1 (KZT Billion) KAZAKHSTAN Third consecutive quarter of YoY revenue growth above 20% 1. EBITDA was positively impacted by tax incentive for radio frequencies in 4Q20 (KZT 4.8 billion), 3Q21 (KZT 2.7 billion) and 4Q21 (KZT 0.6 billion) +21.1% YoY +10.1% YoY REVENUE (KZT Billion) 4G USERS AND PENETRATION (Million and %) DIGITAL PRODUCTS FinTech MAU DIGITAL OPERATOR Self-care app MAU 2.9mn (+52.7% YoY) INFRASTRUCTURE # of 4G sites 5.5k (+37.3% YoY) 1.8mn (+45.5% YoY) 4G population coverage ARPU80.5% (+4.5p.p. YoY) KZT1,781 (+18.6% YoY) Data Usage per subscriber 14.1Gb (+28.2% YoY) Big Data & AdTech Revenue Growth 2.0 times YoY 4.8 5.2 5.3 5.7 6.1 6.3 50% 54% 56% 59% 62% 64% 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 50.9 54.5 53.7 58.9 63.9 66.0 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 26.9 27.7 27.7 30.8 34.1 35.2 32.5 36.8 35.8 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 Total mobile subscribers # of sites 6.6k 9.9mn 4G Double/ Multiplay MAU 4.5mn

37 37 BANGLADESH Growth in data users supports solid financial performance +8.3% YoY +12.8% YoY REVENUE (BDT Billion) EBITDA (BDT Billion) 4G USERS AND PENETRATION (Million and %) DIGITAL PRODUCTS Toffee TV sessions Toffee TV MAU DIGITAL OPERATOR Self-care app MAU 3.1mn (+90.4% YoY) INFRASTRUCTURE # of 4G sites 9.8k (+23.9% YoY) 101.6mn (1.4 times YoY) 6.4mn (2.6 times YoY) 4G population coverage ARPU69.1% (+9.2pp. YoY) BDT115 (+2.5% YoY) Data Usage per subscriber 4.1Gb (+71.5% YoY) 11.5 11.4 11.4 11.8 12.4 12.3 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 5.1 4.6 4.7 4.8 5.2 5.2 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 7.0 8.0 9.0 9.9 11.4 12.0 21% 24% 26% 29% 33% 34% 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 Total mobile subscribers # of sites 10.4k 35.1mn 4G Double/ Multiplay MAU 5.5mn

RECONCILIATION TABLES

extract from VEON Ltd.'s Earnings Release

VEON

RECONCILIATION OF CONSOLIDATED EBITDA

USD million	4Q21	4Q20	2021	2020
Unaudited				
EBITDA	**827**	**748**	**3 332**	**3 151**
Depreciation	(401)	(346)	(1 545)	(1 432)
Amortization	(86)	(75)	(308)	(310)
Impairment gain/(loss)	(15)	7	(20)	(784)
Gain/(loss) on disposals of non-current assets	92	(98)	84	(114)
Operating profit	**417**	**235**	**1 544**	**511**
Financial income and expenses:	(177)	(110)	(674)	(649)
– Including finance income	7	3	16	23
– Including finance expenses	(184)	(113)	(690)	(673)
Net foreign exchange (loss)/gain and others:	13	(32)	38	57
– Including other non-operating (losses)/gains	10	10	34	111
– Including net foreign exchange gain/(loss)	3	(42)	4	(53)
Profit before tax	**253**	**94**	**909**	**(82)**
Income tax gain/(expense)	26	(79)	(258)	(313)
Profit/(loss) from discontinued operations	62	21	151	79
Profit/(loss) for the period	**341**	**35**	**801**	**(315)**
– Of which profit/(loss) attributable to non-controlling interest	42	27	127	33
– Of which profit/(loss) attributable to VEON shareholders	299	8	674	(349)

RECONCILIATION OF CAPEX

USD million unaudited	4Q21	4Q20	2021	2020
Capex	**566**	**644**	**1 826**	**1 794**
Adding back purchase of licenses	8	3	482	54
Difference in timing between accrual and payment for capital expenditures	(105)	(179)	(511)	(172)
Cash paid for capital expenditures	**469**	**468**	**1 797**	**1 676**

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	4Q21	4Q20	YoY	2021	2020	YoY
EBITDA	827	748	10.6%	3,332	3,151	5.7%
Movements in Working Capital and other	16	52	(69.4%)	(63)	59	n.m.
Movements in provisions	15	(20)	n.m.	(1)	(35)	97.7%
Interest paid, incl.	(184)	(168)	(9.5%)	(619)	(640)	3.3%
– Interest paid	(145)	(129)	(12.1%)	(472)	(493)	4.4%
– Lease Liabilities - Interest Component	(39)	(39)	(0.6%)	(147)	(147)	(0.1%)
Interest received	6	4	47.9%	16	24	(33.6%)
Net Tax Paid	(98)	(94)	(4.0%)	(289)	(328)	11.6%
Discontinued operations from operating activity	54	46	16.8%	263	212	24.0%
Cash Flow from Operating Activities	637	568	12.1%	2,639	2,443	8.0%
Cash paid for capital expenditures	(469)	(468)	(0.3%)	(1,797)	(1,676)	(7.2%)
– Capex	(566)	(644)	12.1%	(1,826)	(1,794)	(1.8%)
– Licenses payments	(8)	(5)	(62.1%)	(87)	(70)	(25.1%)
– Movements in Working Capital related to Capex	105	181	(41.9%)	117	188	(38.0%)
Inflows/(outflows) from deposits	(25)	13	n.m.	(58)	(72)	19.5%
Receipts from / (investment in) financial assets	(40)	(60)	32.4%	(78)	(44)	(77.4%)
Other proceeds from investing activities, net	867	38	n.m.	865	27	n.m.
Discontinued operations in investing activity	(25)	(23)	(7.8%)	(114)	(102)	(11.9%)
Cash Flow from Investing Activities	308	(500)	n.m.	(1,181)	(1,866)	36.7%
Lease Payments - Principal amount	(100)	(81)	(22.8%)	(331)	(293)	(12.8%)
Excl. M&A transactions, inflow/outflow of deposits, financial assets and other one-off items	(784)	11	n.m.	(775)	142	n.m.
Excl. balances movements in Pakistan banking	(18)	(39)	54.7%	131	(80)	n.m.
Excl. Discontinued operations	(29)	(23)	(26.1%)	(149)	(110)	(35.3%)
Equity Free Cash Flow (after licenses)	14	(64)	n.m.	334	235	41.9%

38

39 39 RECONCILIATION OF VEON CONSOLIDATED NET DEBTRECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES RECONCILIATION TABLES extract from VEON Ltd.’s Earnings Release - 4Q21 COMPARED TO 4Q20 - 2021 COMPARED TO 2020 Local currency Forex and Other Reported Local currency Forex and Other Reported Russia 7.7% 5.2% 12.9% 4.3% 5.3% 9.7% Pakistan 13.7% (8.9%) 4.8% 14.8% (9.0%) 5.8% Ukraine 12.5% 6.7% 19.2% 8.7% 6.5% 15.2% Bangladesh 8.3% (1.2%) 7.1% 12.8% (1.2%) 11.6% Kazakhstan 21.1% (1.1%) 20.0% 10.1% (1.3%) 8.9% Uzbekistan 10.7% (3.5%) 7.2% 35.7% (4.4%) 31.3% Total 11.1% 1.1% 12.2% 9.5% 1.1% 10.6% Total Revenue EBITDA Local currency Forex and Other Reported Local currency Forex and Other Reported Russia 5.9% (2.5%) 3.4% 0.8% (2.7%) (1.9%) Pakistan 14.9% (0.7%) 14.2% 5.4% (0.5%) 4.9% Ukraine 14.3% (1.3%) 13.0% 13.1% (1.3%) 11.8% Bangladesh 5.1% (0.2%) 4.9% 3.4% (0.2%) 3.1% Kazakhstan 22.6% (3.7%) 18.9% 19.8% (3.7%) 16.2% Uzbekistan 3.6% (5.7%) (2.1%) 39.0% (8.5%) 30.4% Total 10.1% (3.2%) 6.8% 8.9% (3.2%) 5.7% Total Revenue EBITDA

40 40 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM revenue. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1st July 2021, the Algerian business is, in line with the IFRS 5 requirements, a discontinued operation, and is accounted for as “Asset held for sale”. This means that its operations do not contribute to the base performance of VEON for both the current and prior year, and from the balance sheet perspective, it is measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation would result in a gain/loss, which would be accounted for as a profit/loss from discontinued operations. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non- operating gains/losses and share of profit/loss of joint ventures and associates Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the ‘reconciliation tables’ section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking , M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure is presented in the ‘reconciliation tables’ section in Attachment C below. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Armenia and the classification of Algeria as a discontinued operation. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay 4G customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long- term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net foreign exchange (loss)/gain and others represents the sum of net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ. All non-IFRS measures disclosed in this presentation (including, without limitation, EBITDA, EBITDA margin, operational capex, capex intensity, net debt, equity free cash flow, and local currency trends) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof.